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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[ ] Form 10K and Form 10-KSB    [ ] Form 20-F            [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR


                       For Period Ended:  March 31, 1998


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Part I-Registrant Information
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Full Name of Registrant

Former Name if Applicable

                          TEMPORARY TIME CAPITAL CORP

Address of Principal Executive Office (Street and Number)

                         317 MADISON AVENUE SUITE 2315

                           NEW YORK, NEW YORK 10017

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Part II-Rules 12b-25 (b) and (c )
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report

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on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; and

         [X] (c ) The accountant's statement or other exhibit required by Rule 12b-25 (c ) has been attached if applicable.


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PART III-Narrative
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                                     NONE


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PART IV-Other Information
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         (1) Name and telephone number of person to contact regarding this notification

          Joseph T. Maloney, CEO   (212) 661-4187

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no identify report(s).

                                                            [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

                          TEMPORARY TIME CAPITAL CORP

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 1, 1998                  By: /s/ Joseph T. Maloney
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                                        Joseph T. Maloney, Chairman of Board
                                          & Chief Executive Officer


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                         BRADFORD A. MILLER, CPA P.C.
                          CERTIFIED PUBLIC ACCOUNTANT
                        51 EAST 42ND STREET - ROOM 708
                              NEW YORK, NY 10017
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                                 (212) 378-8505
                             FAX (212) 378-8507


June 30, 1998

Joseph T. Maloney, Chairman of the Board
Temporary Time Capital Corp
317 Madison Avenue
Suite 2315
New York, NY 10017

Dear Joe:

This is to advise that the books and records of Temporary Time Capital Corp as of March 31, 1998 are not currently available for audit.

Your staff has advised me that the company's books and records will be completed in good form shortly. I should be able to complete the audit within 30 days. This is due to no one individual's fault given the seriousness of yor health and the uncertainess it has created. The company appears in good financial condition based on my preliminary examination of its books and records.

Please file Form 12b-25 Notification of Late Filing with the Securities & Exchange Commission on or before July 1, 1998.

Sincerely yours,


/s/ Bradford A. Miller, CPA P.C.